Mail Stop 6010

April 20, 2006

Charles A. Sorrentino
President and Chief Executive Officer
Houston Wire & Cable Company
10201 North Loop East
Houston, Texas 77029

Re: Houston Wire & Cable Company
        Registration Statement on Form S-1
        Filed March 24, 2006
        File No. 333-132703

Dear Mr. Sorrentino:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please confirm that any preliminary prospectus you circulate will include all non-
        Rule 430A information. This includes the price range and related information
        based on a *bona fide* estimate of the public offering within that range. Also, in the
        next amendment, please fill in the blanks throughout the filing, and note that we
        may have additional comments after you do so.

Prospectus Summary, page 1

2.   Please tell us how you determined that you are "one of the largest distributors of specialty wire and cable and related services to the U.S. electrical distribution market."

3.   The forepart of your prospectus contains a lot of technical and industry terms. For example, we note your use of the terms *continuous and interlocked armor cable*, *premise and category wire*, *thermocouple cable*, and *low-smoke, zero-halogen cable, high fill rates* and *inventory turns*. Please place any industry terms you use in context so those potential investors who do not work in your industry can understand the disclosure.

4.   Please provide the industry reports cited throughout the registration statement, clearly marking the relevant sections. For example, you cite industry estimates by Electrical Wholesaling Magazine in the final paragraph on page 1 and reference data from NAED's 2005 Performance Analysis Report on pages 37 and 38. In addition, please tell us whether the sources of the cited statistics have consented to your use of their data.

Risk Factors, page 9

Our current principal stockholder . . ., page 13

5.   Disclose the names of the two members of your board that may be considered affiliates of Code, Hennessy & Simmons.

Your percentage ownership in us . . ., page 14

6.   Disclose the number of shares of your common and preferred stock that is (i) authorized by your certificate of incorporation and (ii) authorized but unissued.

Selected Consolidated Financial Data, page 19

7.   We see that the pro forma data in your filing is not complete. We will review this pro forma data once you complete the disclosures.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Comparison of the Years Ended December 31, 2005 and 2004, page 25

8.   We note that your discussion of the significant changes in sales, cost of sales and gross profit is limited and does not quantify the specific reasons for material

changes in line items in the financial statements. Please revise to present and quantify each significant factor that contributed to the changes, including offsetting factors, for sales, cost of sales and gross profit. Trends and uncertainties that may have a material impact upon revenues or operating results should also be discussed. In addition, separately describe and quantify the effects of changes in prices and volume of your product offerings on your operating results. Refer to Item 303 (a)(3)(iii) of Regulation S-K.

9.   In this regard, revise to quantify the impact of inventory impairment upon gross margin. For example, we note your references to a lower charge for inventory obsolescence as older, fully reserved inventory was sold.

Liquidity and Capital Resources, page 28

10.   Please expand to describe the reasons for the increases and decreases in the various components of working capital cited as impacting cash flow from operations. In general, when you describe the effects of changes in working capital on cash flow from operations, the reasons for these changes should also be described.

Indebtedness, page 30

11.   Disclose the period of time for which you believe you will have adequate availability of capital to fund operations, service debt and fund anticipated growth.

12.   Footnote 1 to the table summarizing your contractual obligations appears to be inconsistent with the line item entitled "non-cancellable" purchase obligations. Please explain or reconcile.

Business, page 32

Customers, page 42

13.   Tell us why you chose to name your "top ten" customers. Are all of these customers material to your business?

Suppliers, page 42

14.   Tell us why you chose to name your "top five" suppliers. Are all of these suppliers material to your business? We note your disclosure that your top three suppliers accounted for 55% of your purchases.

15.   Identify the suppliers from whom you purchased products that generated 10% or more of your sales in 2005.

Litigation, page 47

16.   If known, please disclose the relief sought by plaintiffs in the North Dakota class action suits.

Relationships and Transactions with Related Parties, page 59

17.   The first two sentences of the first whole paragraph in this section appear to be repetitive. Please revise.

Principal and Selling Stockholders, page 58

18.   Please disclose when and how each of the selling stockholders acquired your securities. Include the terms of transactions.

19.   Please tell us whether Code, Hennessy & Simmons II, L.P is a broker-dealer or an affiliate of a broker-dealer.

Relationships and Transactions with Related Parties, page 59

Executive Officers and Directors, page 59

20.   Disclose all material terms of your agreements with Mr. Sorrentino and Mr. Graham, such as the date of the agreements, termination provision, etc., as applicable. As your disclosure indicates that your agreements with Mr. Sorrentino and Mr. Graham do not have identical material terms, please file each of those agreements in addition to Exhibit 10.15.

Indebtedness to Related Parties, page 60

21.   We note your disclosure that you paid for your $20 million special dividend to shareholders by borrowing funds under your revolving credit facility, and that you are using the proceeds from this offering to repay outstanding debt, including debt under this credit facility. Please revise your disclosure to state:
   •   the business purpose of the special dividend;
   •   whether there was a contractual or other obligation to issue the dividend; and
   •   the value of dividends received by related parties.

Consolidated Financial Statements, page F-1

22.   Consideration should be given on an ongoing basis to the updating requirements of Rule 3-12 of Regulation S-X.

Consolidated Statements of Income, page F-4

23.   We note that you recorded litigation settlements as part of non-operating income. Please reclassify this within operating income, or tell us in detail why it is properly classified in non-operating income. Your explanation should include a discussion of why the litigation does not relate to your operating activities, since it was in regards to a prior inventory purchase.

Consolidated Statements of Cash Flows, page F-6

24.   Please tell us where the increase or decrease in your "book overdraft" is reflected in your statement of cash flows. If it is not reflected as a financing activity, please tell us why the classification is appropriate.

Note 1. Organization and Summary of Significant Accounting Policies, page F-7

25.   Note that SFAS 131 requires that companies disclose business segment data on the same basis as that data is used by management in evaluating performance and making decision about allocating resources to the different segments. Please discuss why you do not disclose segment information in accordance with SFAS 131 in your financial statements. Explicitly state that the chief operating decision maker does not review disaggregated segment information, if true. Revise to provide all disclosures required by SFAS 131.

Revenue Recognition, page F-9

26.   We note that revenue related to product sales is recognized when the "customers take delivery of the products." Please revise the filing to discuss payment terms, rights of return, exchange, or other significant matters with distributors. Please also discuss any repurchase arrangement or post shipment obligations you have with distributors. Specifically, please address the nature of any installation obligations and how installation impacts your revenue recognition. Also explain if there are any customer acceptance provisions. Refer to SAB 104 and SFAS 48 in your response.

27.   In this regard, please tell us if any products are shipped directly to the customer from the supplier. If so, explain how you account for these sales. Refer to EITF 99-19 in your response.

28.   Please describe the existing incentive programs currently in place. Tell us if they are all shown as a reduction of revenue. Explain when they are recorded and how they are they measured. Also, tell us how volume discounts and sales incentives are estimated at the time of shipment. Refer to EITF 01-9 in your response.

29.   Please describe the "value added services" you provide and describe and quantify the revenues earned from each of these activities. Revise your income statement to separately disclose revenues from the sale of products, services, and other products if revenues from any individual referenced component are more than 10 percent of the total revenue for the year.   Related cost and expenses should be combined and disclosed separately. Refer to Regulation S-X, Article 5-03(b)(1) and (2).

Stock-Based Compensation, page F-10

30.   Please explain how you calculated an expected dividend of zero for your Black-Scholes Model, given the dividends declared on December 29, 2005.

31.   Provide us with an itemized chronological schedule detailing each issuance of your common shares, stock options and any warrants since March 2005 through the date of your response. Include the following information for each issuance or grant date:
   • Number of shares issued or issuable in the grant
   • Purchase price or exercise price per share
   • Any restriction or vesting terms
   • Management's fair value per share estimate
   • How management determined the fair value estimate
   • Identity of the recipient and relationship to the company
   • Nature and terms of any concurrent transactions with the recipient
   • Amount of any recorded compensation element and accounting literature relied upon to support the accounting.

   In the analysis requested above, highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. Please provide us with a chronological bridge of management's fair value per share determinations to the current estimated IPO price per share. Also, indicate when discussions were initiated with your underwriter(s) about possible offering price ranges. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

Part II

Item 17. Undertakings, page II-3

32.   Please provide the undertakings contained in Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K.

Charles A. Sorrentino
Houston Wire & Cable Company
April 20, 2006
Page 7

Exhibits

33.   Please file all other required exhibits to allow sufficient time for staff review.

Exhibit 23.1

34.   An updated accountant's consent should be included with any amendment to the filing.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kevin Kuhar at (202) 551-3662 or Angela Crane, Accounting Branch Chief, at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel

cc (via fax): Richard Miller, Esq. – Schiff Hardin LLP